SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]
For the transition period from
Commission File Number: 2-91561
     A: Full title of the plan and the address of the plan, if different from that of the issuer named below:
DOVER CORPORATION RETIREMENT SAVINGS PLAN
     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOVER CORPORATION
280 Park Avenue
New York, New York 10017
(212) 922-1640

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2005 and 2004

Page
Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedules *:

Schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2005	15

Schedule H, line 4a — Schedule of Delinquent Participant Contributions at December 31, 2005	16
EX-23.1: CONSENT OF J.H. COHN LLP
EX-23.2: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules outlined by section 2520.103-10 have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Dover Corporation Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Dover Corporation Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dover Corporation Retirement Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions at December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ J.H. Cohn LLP
New York, New York
June 23, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Dover Corporation Retirement Savings Plan:
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dover Corporation Retirement Savings Plan (the “Plan”) at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
New York, New York
June 28, 2005

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	At December 31,
(in thousands)	2005	2004
Investments at fair value:
Dover Corporation common stock accounts	$181,389	$202,692
Mutual funds	346,597	298,159
Collective funds	207,593	199,842
Participant loans	27,643	27,819

Total investments at fair value	763,222	728,512

Receivables:
Participant contributions receivable	1,040	641
Company contributions receivable	12,848	12,122

Total receivables	13,888	12,763

Net assets available for benefits	$777,110	$741,275

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(in thousands)	2005	2004
Investment income:
Interest	$1,212	$1,412
Dividends	22,489	9,055
Net realized and unrealized appreciation in fair value of investments	8,102	39,253

Total investment income	31,803	49,720

Additions:
Participant contributions	36,014	36,583
Company contributions	21,351	18,005
Transfer of plan assets in from unaffiliated plans	21,393	47,572
Rollovers	2,178	903

Total additions	80,936	103,063

Deductions:
Distributions	(73,258)	(58,927)
Transfer of plan assets out to unaffiliated plan	(3,646)	(2,051)

Total deductions	(76,904)	(60,978)

Net increase in net assets available for plan benefits	35,835	91,805

Net assets available for benefits

Beginning of year	741,275	649,470

End of year	$777,110	$741,275

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
1.Description of the Plan
The following description of the Dover Corporation Retirement Savings Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries (“Dover”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).
The assets of the Plan that are invested in Dover stock are in a separate account (“Dover ESOP Stock Account”), which constitutes an “Employee Stock Ownership Plan” (an “ESOP”) under certain sections of the Internal Revenue Code. The Plan gives participants the option to receive dividends in cash with respect to the stock held in the Dover ESOP Stock Account, which then allows Dover to deduct for Federal income tax purposes the dividends that are paid with respect to the stock in such Account, regardless of whether participants actually receive the dividends in cash. Stock acquired under the Plan is temporarily held in a separate account (“Dover Stock Account”) in the Plan that does not meet the ESOP requirements of the Internal Revenue Code and is transferred periodically to the Dover ESOP Stock Account.
On August 1, 2005, the Plan’s recordkeeper and trustee, American Express Trust Company was part of a spin-off from American Express into Ameriprise Financial and officially changed its name to Ameriprise Retirement Services and Ameriprise Trust Company (the “Trustee”), respectively. The Trustee has been granted authority by Dover’s Pension Committee (the “Plan Administrator”), appointed by the Board of Directors, to purchase and sell securities.
Eligibility
Participating companies of Dover (the “Employer”) may participate in (i) the employee salary contribution and matching contribution features of the Plan, (ii) the profit-sharing contribution feature of the Plan, or (iii) both. Generally, all employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan, except in the case of certain participating units whose employees are immediately eligible to join the Plan once they reach either age 18 or age 21 (depending on the units’ requirements).
Contributions
Employee pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. The amount contributed by a participant is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $210,000 for 2005 and $220,000 for 2006 (as adjusted for future statutory changes) the amount of compensation that may be taken into account under the Plan. Most participating Dover companies make matching contributions to the Plan equal to a

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
percentage of the first 6% of participants’ compensation contributed to the Plan (the “Employer Matching Contribution”). At the discretion of an Employer’s board of directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of participants employed on the last day of the year. Basic and year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant’s compensation contributed to the Plan. Employer Matching Contributions may be made in the form of cash or Dover stock; however, historically, Dover has only contributed cash to the Plan.
An Employer also may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions are allocated in proportion to the compensation of participants who are employed by that Employer and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan.
Vesting
Participants are fully vested with respect to their own contributions and Employer Matching Contributions, except for certain participating units whose employees are immediately eligible to join the Plan, in which case Employer Matching Contributions may be subject to a one year of service vesting requirement.
Generally, in any Plan year in which a participant does not receive the maximum Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a “true-up” (year-end reconciling Employer Matching Contribution). To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.
A participant’s profit-sharing account vests at the rate of 20% per year of service (except in the case of certain Employers whose employees’ Profit-Sharing Contribution accounts are immediately vested). Generally, a participant’s profit-sharing account becomes fully vested after five years of service, upon the participant’s attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.
Distributions and Forfeitures
A participant’s vested account balance in the Plan is distributable following the participant’s retirement, death or other termination of employment. Unvested amounts are forfeited and used to reduce future Employer contributions.
At December 31, 2005 and 2004, forfeited unvested amounts that were unallocated to participants totaled $600,688 and $525,453, respectively.
Effective September 1, 2005, hardship withdrawals are permitted for any participants who can demonstrate a financial hardship which the Internal Revenue Service deems to be an “immediate and heavy financial need”. The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus taxes. Otherwise, the Plan does not permit withdrawals (except for loans) during a participant’s active employment.
The Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
Participant Loans
A participant may apply for a loan at any time. Effective September 1, 2005, the Plan reduced the maximum amount of loans per participant that may be outstanding at any one time from three to two. Loans outstanding prior to September 1, 2005 are grandfathered under the prior Plan provision. Loans are repaid in equal installments through payroll deductions over a maximum of 30 years (for a principal residence loan) and a minimum of 1 year. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant’s vested account as of the Plan’s valuation date preceding the loan request, in accordance with Department of Labor regulations, per the following schedule:

Vested Account Balance	Allowable Loan
Less than or equal to $100,000	Up to 50% of Vested Account Balance
More than $100,000	$50,000
In addition, no loan may be granted which exceeds $50,000 reduced by the highest aggregate outstanding loan balance of the participant during the 12 months preceding the date of the loan. Current outstanding loans bear interest from 4.0% to 10.5%.
Allocation Provisions
Subject to the Plan’s excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds except that participants who are considered Dover “insiders” may complete transfers involving Dover stock only during designated window periods. Participants are restricted from transferring all or any portion of their Plan accounts into the Dover ESOP Stock Account.
Each participant has the right to roll over into the Plan certain distributions from other qualified plans or conduit IRAs.
Participants are entitled to vote with respect to any Dover shares in their account in the Plan in the same manner as other Dover stockholders.
Administrative Expenses
Administrative expenses of the Plan related to the Trustee, recordkeeping, legal and audit fees are paid primarily by Dover. Fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings and such costs are included in the appreciation or depreciation in fair value of investments recorded in the Statement of Changes in Net Assets Available for Benefits.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
Investments – Valuation
Investments consisting of common shares in Dover are valued at the closing market price on the last business day of the Plan year based on quotations from national securities exchanges. Investments in registered mutual and collective funds are carried at the fair value of their underlying assets as of the last business day of the Plan year as determined by their respective investment managers.
Participant loans receivable are valued at cost (outstanding value), which approximates fair value.
Investments – Transactions and Income Recognition
Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the 2005 Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.
Distributions to Participants
Distributions to participants are recorded in the Plan’s financial statements when paid.
Plan Termination
Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
Plan, ERISA and the Internal Revenue Code. In the event of termination, participants will become 100% vested in their Plan accounts.
3. Investments
In connection with the spin-off of American Express Trust Company to Ameriprise Trust Company, as described in Note 1, the names of the mutual funds and collective funds provided by the Plan were changed to “RiverSource” funds (effective October 1, 2005).
The Plan consists of the following investment funds:
•	The Dover Stock Account invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account accepts shares of Dover common stock purchased through employee and employer contributions.

•	The Dover ESOP Stock Account invests in shares of Dover common stock with a small percentage of the account being invested in money market instruments to provide liquidity. This account consists of the shares of Dover common stock which are periodically transferred from the Dover Stock Account. Refer to Note 1 for additional information on this account.

•	The Income Fund invests primarily in the RiverSouce Trust Income Fund II (formerly the American Express (“AXP”) Trust Income Fund II), which invests in AAA credit quality bonds, book value warrants, and traditional insurance contracts.

•	The PIMCO Total Return Fund (Administrative Class) invests primarily in a portfolio of intermediate maturity fixed income securities, with investments in U.S. treasury, corporate and mortgage-backed bonds. The fund also invests in U.S. dollar and non U.S. dollar denominated securities of non U.S. issuers and money market instruments.

•	The RiverSource Stock Fund (formerly the AXP Stock Fund) invests in stocks of large cap U.S. companies, representing major sectors of the economy, to provide current income and capital appreciation.

•	The RiverSource Balanced Fund (formerly the AXP Mutual Fund) invests in a balanced mix of U.S. stocks and fixed income securities.

•	The RiverSource New Dimensions Fund (formerly the AXP New Dimensions Fund) invests in high quality U.S. stocks with significant growth potential. The fund may also invest up to 30% of its assets in foreign investments.

•	The Templeton Foreign Fund invests primarily in securities of companies outside the U.S., including emerging markets.

•	The AIM Constellation Fund invests in companies likely to benefit from new or innovative products, services or processes and that have demonstrated superior earnings growth.

•	The RiverSource Trust Long-Term Horizon Fund (formerly the American Express Trust Long-Term Horizon Fund) invests in a diversified portfolio for individuals with a moderately aggressive risk profile and long-term investment goals (typically for

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
participants who are 12 or more years from retirement). The fund invests in a predetermined mix of growth, growth/income and income investment funds.

•	The RiverSource Trust Medium-Term Horizon Fund (formerly the American Express Trust Medium-Term Horizon Fund) invests in a diversified portfolio for individuals with a moderately conservative risk profile and medium-term investment goals (typically for participants who are 7 to 12 years from retirement). The fund invests in a predetermined mix of growth, growth/income and income, and money market (cash equivalent) investment funds.

•	The RiverSource Trust Short-Term Horizon Fund (formerly the American Express Trust Short-Term Horizon Fund) invests in a diversified portfolio for individuals with a conservative risk profile and short-term investment goals (typically for participants who are 3 to 7 years from retirement). The fund invests in a predetermined mix of growth, growth/income and income, and money market (cash equivalent) investment funds.

•	The River Source Trust Equity Index Fund I (formerly the AET Equity Index Fund I) seeks to achieve the rate of return of the Standard & Poor’s 500 Index. The fund invests in some or all of the companies upon which the Standard & Poor’s 500 Index is based.

•	The Davis New York Venture Fund seeks long-term capital growth. The fund invests the majority of its assets in companies that have achieved a dominant or growing market share, are well managed and can be purchased at value prices.

•	The Neuberger Berman Genesis Fund invests primarily in undervalued stocks of small-capitalization companies which it defines as those companies with a total market value of no more than $1.5 billion as measured at the time the Fund first invests.

•	The RiverSource Trust Emerging Growth Fund II (formerly the AET Emerging Growth Fund II) seeks to provide long-term capital growth by investing primarily in high quality, small sized U.S. stocks with significant growth potential.

•	The American Funds Capital World Growth and Income Fund seeks to provide investors with long-term growth of capital while providing current income by investing primarily in common stocks and bonds of well-established companies located around the world.
On February 15, 2006, RiverSource Investments, LLC completed a proxy vote during its shareholder meeting in which several fund mergers were passed, two of which applied to investment funds offered by the Plan. The two fund mergers, which were completed in March 2006, were:
•	RiverSource Stock Fund into the RiverSource Disciplined Equity Fund, and

•	RiverSource New Dimensions Fund into the RiverSource Large Cap Equity Fund.
The RiverSource Disciplined Equity Fund (the “Disciplined Fund”) and the RiverSource Large Cap Equity Fund (the “Large Cap Fund”) seek to provide shareholders with long-term capital growth. Under normal market conditions, the Disciplined Fund invests at least 80% of its net assets in equity securities of companies listed on U.S. exchanges with market capitalizations greater than $5 billion at the time of purchase. The Large Cap Fund offers exposure across the large cap spectrum to core, growth and value stocks within a single portfolio.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	At December 31,
(in thousands)	2005	2004
Dover Corporation common stock accounts	$181,389	$202,692
Income Fund	128,929	128,079
Neuberger Berman Genesis Fund	78,291	52,128
RiverSource New Dimensions Fund	64,272	73,899
Davis New York Venture Fund	45,828	33,979
RiverSource Stock Fund	41,860	44,489
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	For the Year Ended December 31,
(in thousands)	2005	2004
Dover Corporation common stock accounts	$(6,636)	$11,342
Mutual funds	5,553	18,193
Collective funds	9,185	9,718

	$8,102	$39,253

4. Related-Party Transactions
Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Dover as the Plan sponsor is also a related party under ERISA Rule 3.14.
5. Income Tax Status
Dover has previously received a tax determination letter dated July 29, 2004 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the provisions of Section 401 of the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, Dover believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.
6. Transfers In and Transfers Out
All of the following transfers involve companies that are indirect, wholly-owned subsidiaries of Dover. All assets have been transferred into or transferred out of the Plan at fair value as of the date indicated.
2005
On January 1, 2005, assets amounting to $13.8 million were transferred in from the Midland Manufacturing Corp. 401(K) Profit Sharing Plan. Midland Manufacturing employees began participating in the Plan on January 1, 2005.
On January 1, 2005, assets amounting to $0.6 million were transferred in from the Retirement Plan for employees of Allen & Bennett, Inc. Allen & Bennett employees began participating in the Plan on January 1, 2005.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
On January 1, 2005, assets amounting to $1.7 million were transferred in from the Compressor Components, Inc. Employees Profit Sharing Plan. Compressor Components employees already participated in the Plan on a salary deferral basis.
On January 1, 2005, employees of Dover Electronics, Inc. and Dover Systems, Inc. began participating in the Plan.
On February 1, 2005, assets amounting to $3.0 million were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set-up for those employees who were part of the divestiture of Tranter Radiator Products to Buckingham TRP, Inc.
Also on February 1, 2005, assets amounting to $0.6 million were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set-up for those employees who were part of the divestiture of De Sta Co Manufacturing.
On August 1, 2005, assets amounting to $3.1 million were transferred in from the Imaje Ink Jet Printing Corporation 401(k) Plan. Imaje employees began participating in the Plan effective August 1, 2005.
On October 3, 2005, assets amounting to $2.2 million were transferred in from the Avborne Acessory Group, Inc. 401(k) Plan. Avborne Accessory employees began participating in the Plan effective October 1, 2005.
2004
On January 1, 2004, assets amounting to $6.8 million were transferred into the Plan from the Petro Vend, Inc. Profit Sharing & Payroll Deferral Plan. OPW Fuel Management Systems (formerly Petro Vend, Inc.) employees began participating in the Plan on January 1, 2004.
On January 1, 2004, assets amounting to $9.1 million were transferred into the Plan from the Wilden Pump and Engineering Company Restated 401(K) Plan. Wilden Pump employees began participating in the Plan on January 1, 2004.
On April 1, 2004, assets amounting to $3.7 million were transferred into the Plan from the Tulsa Winch, Inc. 401(K) Plan. Tulsa Winch employees began participating in the Plan on April 1, 2004.
On April 1, 2004, assets amounting to $1.5 million were transferred into the Plan from the dp Manufacturing Incorporated 401(K) Plan. dp Manufacturing employees began participating in the Plan on April 1, 2004.
On May 1, 2004, assets amounting to $4.3 million were transferred into the Plan from the Triton Systems of Delaware, Inc. Employee Plan & Trust. Triton Systems employees began participating in the Plan on May 1, 2004.
On May 6, 2004, assets amounting to $12.8 million were transferred into the Plan from the KNI Group 401(K) and Profit Sharing Plan (trust-to-trust transfer of assets) in connection with Kurz-Kasch, Inc.’s 2003 acquisition of Wabash Magnetics, LLC. Former Wabash Magnetics employees became eligible to participate in the Plan as Kurz-Kasch employees on January 1, 2004.
On November 1, 2004, assets amounting to $9.5 million were transferred from the Corning Oak Holding Inc. Section 401(K) Savings Plan (trust-to-trust transfer of assets) for those employees of

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
Corning Frequency Control, Inc. who were part of the acquisition of Corning Frequency Control, Inc. by Vectron International. Employees of Corning Frequency Control, Inc. began participating in the Plan on September 1, 2004.
On November 1, 2004, assets amounting to $2.1 million were transferred from the Plan (as a trust-to-trust transfer of assets) into a qualified plan set-up for those employees who were part of the divestiture of PRC Laser Corporation to ROFIN-SINAR Technologies, Inc.
7. Reconciliation of Financial Statements to Form 5500

	At December 31,
(In thousands)	2005	2004
Net assets available for benefits per the accompanying financial statements	$777,110	$741,275
Deemed distributed loans	(685)	(447)

Net assets available for benefits per Form 5500	$776,425	$740,828

	For the Year Ended December 31,
(in thousands)	2005	2004
Total interest income per the accompanying financial statements	$1,212	$1,412
Interest income on deemed distributed loans	7	2

Total interest income per Form 5500	$1,219	$1,414

Total distributions per the accompanying financial statements	$(73,258)	$58,927
Deemed distributed loans offset by total distributions	(37)	(233)
Change in deemed distributed loans	282	106

Total distributions (expenses) per Form 5500	$(73,013)	$58,800

8. Subsequent Events
Effective May 1, 2006, the Plan implemented automatic enrollment for all participating operating units (except for employee groups covered by collective bargaining agreements that do not allow such a change to the Plan). Pursuant to the new procedure, all eligible employees who are not participating in the Plan as of April 30, 2006 will be enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally opt-out of the Plan within 30 days or elect to contribute at a higher or lower rate. This rule will also apply to any eligible employees hired after May 1, 2006. All participants will receive an immediate company match (where an operating unit makes matching contributions), with the participant becoming fully vested in such matching contributions after attaining one year of service. The Plan accounts of participants who are automatically enrolled in the Plan will be invested in the appropriate Pro-Mix Target Maturity Fund based on the participant’s date of birth unless the participant elects other investments permitted under the Plan.
In conjunction with automatic enrollment, Dover replaced the 3 RiverSource Trust Horizon lifestyle funds with 3 Pro-Mix Target Maturity Funds, and added 2 Pro-Mix Target Maturity Funds to the Plan. Each Pro-Mix Target Maturity Fund provides participants with a self-allocating investment fund based on the participant’s date of birth. As the participant approaches his or her projected retirement date, each specific Target Maturity Fund automatically adjusts its investment allocation from a more aggressive mix at younger ages to an increasingly more conservative mix at older ages. These fund changes occurred on February 28, 2006, and existing participant

Dover Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
account balances were transferred from each Horizon fund to the appropriate Target Maturity Fund. Affected participants were notified in advance of the implementation of the new funds and were provided with an opportunity to change their investment allocations before the transfers took effect.
On March 15, 2006, assets amounting to $2.2 million were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set-up for those employees who were part of the divestiture of Koolant Koolers and Schreiber Engineering to Glen Dimplex.

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
At December 31,2005
(dollars in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of
	Identity of Issuer, Borrower, Lender, etc.	investment	Cost	Fair Value

*	Dover Corporation common stock accounts (4,115,978 shares)	Common stock fund	$167,499	$181,389

*	RiverSource Stock Fund	Mutual funds	44,396	41,860
*	RiverSource New Dimensions Fund	Mutual funds	78,729	64,272
	Templeton Foreign Fund	Mutual funds	23,550	25,828
	AIM Constellation Fund	Mutual funds	20,300	22,525
*	RiverSource Balanced Fund	Mutual funds	17,270	17,662
	Davis New York Venture Fund	Mutual funds	36,539	45,828
	Neuberger Berman Genesis Fund	Mutual funds	59,914	78,291
	American Funds Capital World Growth and Income Fund	Mutual funds	19,896	21,964
	PIMCO Total Return Fund	Mutual funds	28,950	28,367

*	Income Fund	Collective funds	121,328	128,929
*	Riversource Trust Long-Term Horizon Fund	Collective funds	17,160	20,064
*	RiverSource Trust Medium-Term Horizon Fund	Collective funds	12,126	14,153
*	RiverSource Trust Short-Term Horizon Fund	Collective funds	6,427	7,140
*	RiverSource Trust Equity index Fund I	Collective funds	22,792	25,728
*	RiverSource Trust Emerging Growth Fund II	Collective funds	9,504	11,579

*	Loan fund, interest rate varies from 4.0% to 10.5%, maturity dates vary from 1/1/2006 to 10/8/2034	Loans	27,679	27,643

	Total			$763,222

*	Denotes party-in-interest

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4a — Schedule of Delinquent Participant Contributions
At December 31,2005
(dollars in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$14	$14

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated: June 28, 2006	By:	/s/ Joseph W. Schmidt
Joseph W. Schmidt, Vice President
General Counsel, Secretary and
Member of the Pension Committee
(Plan Administrator)

EXHIBIT INDEX
23.1	Consent of J.H. Cohn LLP

23.2	Consent of PricewaterhouseCoopers LLP